Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Effective Date of the Scheme of arrangement between Tata Motors Limited (“Company”) and TML Business Analytics Services Limited, presently known as Tata Motors Passenger Vehicles Limited (“Transferee Company”) and their respective shareholders under Sections 230 to 232 of the Companies Act, 2013 (“Scheme”)

January 3, 2022, Mumbai: This is in furtherance to our filings dated August 27, 2021 informing about the approval and sanction of the Scheme by the Hon’ble National Company Law Tribunal, Mumbai Bench vide order dated August 24, 2021.

We are pleased to inform you that all the conditions required for effectiveness of the Scheme referred to in Clause 24 of the Scheme have been fulfilled and/or waived in accordance with the Scheme.

As an integral part of the Scheme, a portion of the securities premium account has been written down by adjusting against the accumulated losses of the Company to the extent of INR 11,173.59 crore as on January 1, 2022. Further, pursuant to the effectiveness of the Scheme, the Tata Motors Limited Employees Stock Option Scheme 2018 hereby stands amended.

In accordance with the Scheme, the Transferee Company has settled the purchase consideration of INR 9,417 crore payable for the purchase of Passenger Vehicle Undertaking under the Scheme by allotment of 941,70,00,000 equity shares of INR 10 each/- in the Transferee Company to the Company, as approved at its Board Meeting held today.

Accordingly, the Scheme is effective today, with ‘Effective Date’ being January 1, 2022. The Appointed Date as per the Scheme is the Effective Date. Therefore, the entire Passenger Vehicle Undertaking of the Company stands transferred under the Scheme to Tata Motors Passenger Vehicles Limited with effect from January 1, 2022.

This is for the information of the members and the Exchanges.

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.